Exhibit 99.1

ReTo Regained Compliance with Nasdaq’s Minimum Bid Price Requirement and Received Extension on Compliance with Nasdaq’s Minimum Stockholders’ Equity Rule

BEIJING, CHINA – March 20, 2024 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and Internet of Things technology development services in China and other countries, today announced that on March 15, 2024, it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has regained compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Nasdaq has noted that this matter is now closed.

In addition, on March 15, 2024, the Company received a notification letter from Nasdaq that it has determined to grant the Company an extension to regain compliance with the minimum stockholders’ equity criteria as set forth in Nasdaq Listing Rule 5550(b)(1), provided that the Company files by May 15, 2024 its Form 20-F for the fiscal year ended December 31, 2023, demonstrating its compliance with such minimum stockholders’ equity criteria.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc